SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                   INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.

                                (Name of Issuer)


                     Common Stock, par value $0.01 per share

                         (Title of Class of Securities)


                                   460259 500

                                 (CUSIP Number)

                                  James L. Hurn
                       Digital Imaging Technologies, Inc.
                        2950 North West Loop, Suite #1050
                              Houston, Texas 77092
                                 (713) 956-2165

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 31, 1996

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13G, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /


Check the following box if a fee is being paid with the statement:   /X/



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                                                           Page 2 of 12 Pages


                                  SCHEDULE 13D

CUSIP No. 460259 500

- --------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Digital Imaging Technologies, Inc.
         76-0464035
- --------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

         (a)  /x/
         (b)  / /
- --------------------------------------------------------------------------------
3.       SEC Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds

         OO
- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):               / /

- --------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware
- --------------------------------------------------------------------------------
                           7.       Sole Voting Power
Number of Shares
Beneficially                        853,040 shares of Common Stock
Owned by                   -----------------------------------------------------
Each                       8.       Shared Voting Power
Person
With                                0
                           -----------------------------------------------------
                           9.       Sole Dispositive Power

                                    853,040 shares of Common Stock
- --------------------------------------------------------------------------------
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                                                            Page 3 of 12 Pages


                           10.      Shared Dispositive Power

                                    -0-
- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         853,040 shares of Common  Stock  issuable  within  sixty days upon the
         exercise  of  a  warrant   held   directly  by  Digital   Imaging
         Technologies, Inc. ("DITI")
- --------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

           / /
- --------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         11.8%*
- --------------------------------------------------------------------------------
14.      Type of Reporting Person

         CO
- --------------------------------------------------------------------------------

- ----------
          *Assumes 6,374,970 shares of International Remote Imaging Systems, Inc. ("IRIS") Common Stock outstanding as of March 31, 1996, as represented by IRIS in its quarterly report on Form 10-Q.

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                                                            Page 4 of 12 Pages


                                  SCHEDULE 13D

CUSIP No. 460259 500

- --------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Edward Randall, III
         ###-##-####
- --------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group

         (a) /x/
         (b) / /
- --------------------------------------------------------------------------------
3.       SEC Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds

         Not applicable
- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):   / /
- --------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         United States of America
- --------------------------------------------------------------------------------
                           7.       Sole Voting Power
Number of Shares
Beneficially                         853,040 shares of Common Stock
Owned by                   -----------------------------------------------------
Each                       8.       Shared Voting Power
Person
With                                -0-
                           -----------------------------------------------------
                           9.       Sole Dispositive Power

                                    853,040 shares of Common Stock


- --------------------------------------------------------------------------------
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                                                          Page 5 of 12 Pages



                           10.      Shared Dispositive Power

                                    -0-
- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         853,040 shares of Common Stock issuable within sixty days upon the exercise of a warrant held directly by DITI. Mr. Randall currently owns all of the outstanding shares of capital stock of DITI.
- --------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         / /
- --------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         11.8%**
- --------------------------------------------------------------------------------
14.      Type of Reporting Person

         IN
- --------
         ** Assumes 6,374,970 shares of IRIS Common Stock outstanding as of March 31, 1996, as represented by IRIS in its quarterly report on Form 10-Q.



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                                                           Page 6 of 12 Pages

Item 1.           Security and Issuer

                  This Statement on Schedule 13D relates to the beneficial ownership of shares of common stock, par value $0.01 per share ("Common Stock"), of International Remote Imaging Systems, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 9162 Eton Avenue, Chatsworth, California 91311.

Item 2.           Identity and Background

                  (a) This Statement on Schedule 13D is being filed jointly by Digital Imaging Technologies, Inc., a Delaware corporation ("DITI") and Mr. Edward Randall, III.

                  (b) Following the sale of certain assets described in Item 4 below, DITI currently owns the stock of several subsidiaries and is engaged in the business of developing, manufacturing, marketing and selling digital image processing and analysis products and services for use solely in the oil and gas industry. The address of the principal business and the principal office of DITI is 2950 North West Loop, Suite #1050, Houston, Texas 77092.

                  (c) Information concerning (i) each executive officer and director of DITI and (ii) each controlling person of DITI, which information is required to be disclosed in response to Item 2 and General Instruction C to
Schedule 13D, is attached as Appendix A. The executive officer and sole director may be deemed, but are not conceded to be, controlling persons of DITI. Mr. Randall currently owns all of the outstanding shares of capital stock of DITI. There are no other persons ultimately in control of DITI.

                  (d) The business address of Mr. Randall is 5851 San Felipe, Suite 850, Houston, Texas 77057. Mr. Randall's current principal occupation is a private investor.

                  (e) During the last five years, neither DITI nor Mr. Randall have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                  (f) During the last five years, neither DITI nor Mr. Randall has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (g)      Mr. Randall is a citizen of the United States.

                                                            Page 7 of 12 Pages


Item 3.           Source and Amount of Funds or Other Consideration

                  As consideration for the warrants, DITI transferred certain intellectual property and other assets used in the business of developing, manufacturing and marketing digital image processing and analysis products and services. The transactions described in Item 4 below are incorporated herein by reference.


Item 4.           Purpose of Transactions

                  On July 31, 1996, pursuant to an Asset Purchase Agreement (the "Purchase Agreement"), dated as of July 15, 1995, among the Company, DITI, and Perceptive Scientific Instruments, Inc.("PSII") and Perceptive Scientific Technologies, Inc. ("PSTI"), each of which are Delaware corporations wholly owned by DITI, the Company purchased certain intellectual property and other assets used in the business of developing, manufacturing and marketing digital image processing and analysis products and services. The full text of the Purchase Agreement is filed as Exhibit A hereto and incorporated herein by reference. The purchase price paid by the Company to DITI on July 31, 1996 was
(i) $9,328,821 in cash, subject to adjustments, (ii) an 8-1/2% Senior Subordinated Note due 2001 in the principal amount of $7,000,000 and (iii) warrants to purchase 875,000 shares (the "Original Warrants") of Common Stock, at an exercise price of $8.00 per share.

                  On July 31, 1996, immediately following the issuance of the Original Warrants, DITI transferred, and the Company reissued, warrants to purchase 21,960 shares of Common Stock to Anthony G. Landells pursuant to a separate Agreement, dated as of July 2, 1996, the full text of which is filed as Exhibit B hereto.

                  Following the completion of the immediately successive transactions on July 31, 1996 pursuant to the agreements set forth in Exhibit A and Exhibit B, DITI beneficially owned warrants to purchase 853,040 shares of Common Stock. DITI is a beneficial owner of the 853,040 shares of Common Stock pursuant to Rule 13d-3(a) and 13d-3(d)(1)(i)(A) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                    All of the outstanding shares of capital stock of DITI are owned by Mr. Edward Randall, III. Accordingly, Mr. Randall is also deemed a beneficial owner of the 853,040 shares of Common Stock beneficially owned by DITI pursuant to Rule 13d-3 under the Exchange Act.

                    Pursuant to Section 10.7 of the Purchase Agreement, Mr. Randall will be elected as a director to the Board of Directors of the Company.

                                                             Page 8 of 12 Pages

                  Except as disclosed in this Item 4, DITI and Mr. Randall do not have any current plans or proposals that relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of
Schedule 13D. The foregoing response to this Item 4 is qualified in its entirety by reference to the Purchase Agreement, the full text of which is filed as Exhibit A hereto and incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer

                  (a) The Company reported in its quarterly report on Form 10-Q that it had issued and outstanding on March 31, 1996 an aggregate of 6,374,970 shares of Common Stock. The number of shares of Common Stock which are deemed to be beneficially owned directly by DITI and indirectly by Mr. Randall pursuant to the warrant held by DITI is 853,040 shares, or approximately 11.8% of the class of such securities. Beneficial ownership of such shares was acquired as described in Item 4.

                  (b) The number of shares of Common Stock as to which there is sole power to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition for DITI is set forth in the cover pages, and such information is incorporated herein by reference. To the knowledge of DITI and Mr. Randall, the persons listed on Appendix A in response to Item 2, other than Mr. Randall, do not beneficially own any shares of Common Stock.

                  (c) There have been no reportable transactions with respect to the Common Stock within the last 60 days by DITI or Mr. Randall except for the disposition of beneficial ownership of the 21,960 shares to Mr. Landells described in Item 4 above and the acquisition by DITI and Mr. Randall of beneficial ownership of the shares being reported on this Schedule 13D.

                  (d) To the knowledge of DITI and Mr. Randall, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares being reported on this Schedule 13D.

                  (e)      Not applicable.

Item   6.           Contracts,   Arrangements,   Understandings   or
                    Relationships With Respect to Securities of the Issuer

                  The responses to Item 2, Item 3 and Item 4, and the Purchase Agreement are incorporated herein by reference.

                                                            Page 9 of 12 Pages

Item 7.           Material Filed as Exhibits

                  The following are filed herewith as Exhibits to this Schedule 13D:

                    A. Asset Purchase Agreement, dated as of July 15, 1996, by and among International Remote Imaging Systems, Inc., Digital Imaging Technologies, Inc., Perceptive Scientific Instruments, Inc. and Perceptive Scientific Technologies, Inc.

                    B. Agreement, dated as of July 2, 1996, by and among Digital Imaging Technologies, Inc., Perceptive Scientific Instruments, Inc., Perceptive Scientific International
                    Limited, Edward Randall III, Anthony G. Landells and Marjorie Landells.

                    C. Agreement for Joint Filing on Behalf of Each Reporting Person



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                                                           Page 10 of 12 Pages



                                    SIGNATURE


                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: July 7, 1996

                                 DIGITAL IMAGING TECHNOLOGIES, INC.


                                 By:      /s/ James L. Hurn
                                 Name:    James L. Hurn
                                 Title:   Chief Executive Officer



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                                                        Page 11 of 12 Pages


SIGNATURE


                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: July 7, 1996



                                Signature:  /s/ Edward Randall, III
                                Name:        Edward Randall, III



- --------------------------------------------------------------------------------

                                                            Page 12 of 12 Pages


                                                                 APPENDIX A


                          DIRECTORS, EXECUTIVE OFFICERS
                                       AND
                               CONTROLLING PERSONS
                                       OF
                       DIGITAL IMAGING TECHNOLOGIES, INC.



         The following table sets forth the name, business address and present principal occupation or employment of (a) each director and executive officer and (b) each controlling person of DITI. Unless otherwise indicated below, each such person is a citizen of the United States of America, and the business address of each such person is c/o Digital Imaging Technologies, Inc., 2950 North Loop West, Suite #1050, Houston, Texas 77092. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                            Present Principal Occupation or
Name                                              Employment; Business Address

(a)  Executive Officers and Directors

James L. Hurn                               Chief Executive Officer and sole
                                                  Director



(b)  Controlling Persons

Edward Randall, III                         Private investor.  The business
                                            address of Mr. Randall is
                                            5851 San Felipe, Suite 850,
                                            Houston, Texas 77057.

                                  EXHIBIT INDEX


Exhibit           Description


                    A. Asset Purchase Agreement, dated as of July 15, 1996, by and among International Remote Imaging Systems, Inc., Digital Imaging Technologies, Inc., Perceptive Scientific Instruments, Inc. and Perceptive Scientific Technologies, Inc.

                    B. Agreement, dated as of July 2, 1996, by and among Digital Imaging Technologies, Inc., Perceptive Scientific Instruments, Inc., Perceptive Scientific International
                    Limited, Edward Randall III, Anthony G. Landells and Marjorie Landells.

                    C. Agreement for Joint Filing on Behalf of Each Reporting Person